FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02043317

P.E. 7/15/02

Report of Foreign Issuer
July 15, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032
1-15094

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

Mobile TeleSystems Acquires Mobicom-Barnaul

MTS extends its footprint into the Altai Region of Russia

Moscow, RF — July 10, 2002 — Mobile TeleSystems OJSC (NYSE:MBT), Russia's leading mobile cellular operator, is pleased to announce the US$2.4 million acquisition of Mobicom-Barnaul as part of its regional expansion strategy.

Mobicom-Barnaul is a GSM 900 mobile operator in the Altai region, located in the southeast of Russia, operating four base stations and currently servicing only roaming customers. The company does not have its own subscriber base. Mobile penetration in the Altai region, which has a total population of 2.7 million people, is less than 1%. This provides significant growth opportunities for MTS in the region where MTS previously hadn't had a licence.

By the end of the year, MTS plans to install a switch in the Altai region with a total capacity of 100,000 subscribers and around forty base stations. This will ensure high-quality coverage in the capital city, Barnaul, and its suburbs, as well as the second largest city, Biisk. Coverage will also be provided along the highway down to the border with the Novosibirsk region, and along the Barnaul – Belokurikha highway leading to the traditional resort area. Mobicom-Barnaul will be operating under the MTS brand.

"MTS has the broadest coverage among Russia's mobile operators", said President of Mobile TeleSystems Mikhail Smirnov. "In each new region we strive to ensure maximum coverage. Not too long ago, MTS began operating in the Altai Republic, and today we are purchasing Mobicom-Barnaul in the adjoining Altai Region. This acquisition will open a new market for MTS, and significantly strengthen the company's position in Siberia".

MTS paid US$2.4 million for a 100% stake in Closed Joint Stock Company "Mobicom-Barnaul" and assumes net debts of US$0.65 million.

During the last couple of months, MTS has substantially expanded its footprint. The company has launched operations in six new regions and crossed the country's border to begin operation in Belarus. In addition, MTS has acquired two major local mobile operators - Kuban GSM and BM-Telecom. At present, MTS' regional subscriber base is over 2 million out of a total of over 4.4 million subscribers.

***

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator, which provides services to over 4.4 million subscribers. MTS and its subsidiaries have GSM 900/1800 licenses to provide mobile cellular telephony services in 50 regions of Russia and Belarus. MTS' network has operations in 40 regions of Central (including Moscow and the Moscow region), Northwest (including Saint Petersburg), South, Volga, Urals, Siberian and Far-Eastern federal regions, as well as Belarus. This territory is inhabited by 81.0 million people, or 55% of the population of the Russian Federation. Since June 2000, MTS has been listed on the New York Stock Exchange (NYSE) under MBT symbol.

Additional information about MTS can be found on MTS's website at www.mts.ru

For further inquiries contact:

Kirill Maslentsin,
Director (Public Relations),
Mobile TeleSystems OJSC

Tel.: +7 (095) 737 4530
e-mail: mkk@mts.ru

Andrey Braginski
Director (Investor Relations)
Mobile TeleSystems OJSC

Tel.: +7 (095) 766 0103
e-mail: ir@mts.ru

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions, and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, including the Company's Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form 20-F. These factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and other risk factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______*______
Name: Mikhail Smirnov
Title: President

Date: **July 15, 2002**

/* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities